FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 31 July, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Half-year report 2024 – Interim management report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Half-Year Report

2024

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to “the Company” are exclusively to Tenaris S.A., a Luxembourg société anonyme.

•	References in this half-year report to “Tenaris”, “we”, “us” or “our” are to Tenaris S.A. and its consolidated subsidiaries.

•	References in this half-year report to “San Faustin” are to San Faustin S.A., a Luxembourg société anonyme and the Company’s controlling shareholder.

•	“shares” refers to ordinary shares, par value $1.00, of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two shares each.

•	“OCTG” refers to oil country tubular goods.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	“U.S. dollars”, “US$”, “USD” or “$” each refers to the United States dollar.

•	“BRL” refers to the Brazilian real.

•	“EUR” refers to the Euro.

PURPOSE

This half-year report for the six-month period ended June 30, 2024, has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008 (as amended), and should be read in conjunction with the annual report for the year ended December 31, 2023 (including the financial statements contained therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with IFRS as adopted by the European Union (“EU”). Additionally, this half-year report includes certain non-IFRS alternative performance measures such as EBITDA, Net cash/debt position and Free Cash Flow. See Exhibit I for more details on these alternative performance measures.

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the IASB and as adopted by the EU. These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2023, which have been prepared in accordance with IFRS. See note 2 “Accounting Policies and Basis of Presentation” to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by Ernst & Young S.A. for purposes of complying with the requirements of the jurisdictions where the Company’s securities are traded, as required under EU regulation.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Rounding

Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Our Internet Website is Not Part of this Half-Year Report

We maintain an Internet website at www.tenaris.com. Information contained in or otherwise accessible through our Internet website is not a part of this half-year report. All references in this half-year report to this Internet site are inactive textual references to these URLs, or “uniform resource locators” and are for informational reference only. We assume no responsibility for the information contained on our Internet website.

This version of the half-year report is the only authoritative version and is available on the Luxembourg Stock Exchange website:

https://my.luxse.com/FIRST

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain “forward-looking statements” under applicable securities laws. Forward-looking statements are based on management’s current views and assumptions and are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. Forward-looking statements involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words and terms such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This half-year report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance.

Sections of this half-year report that by their nature contain forward-looking statements include, but are not limited to, “Principal Risks and Uncertainties” and “Business Overview”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include but are not limited to:

•	our ability to implement our business strategy and to adapt it adequately to the energy transition;

•	our ability to grow through acquisitions, joint ventures and other investments, or integrate newly acquired businesses or assets;

•	our ability to provide value added products and services and price such products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	the competitive environment or level of consolidation in our business and our industry;

•	the impact of climate change legislation, including increasing regulatory requirements and extensive technology and market changes aimed at transitioning to a lower-carbon economy and reducing greenhouse gas (“GHG”) emissions;

•	the physical risks resulting from climate change, including natural disasters, increased severity of extreme weather events, chronic climate changes and long-term shifts in weather patterns;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	the impact of the world’s economy on the energy sector in general, or our business and operations;

•	general macroeconomic changes, including high inflation rates, inflation containment measures and foreign exchange measures, as well as, international conflicts, public health epidemics and other political, social, or economic conditions and developments in the countries in which we operate or distribute pipes, including developments in connection with the Russia-Ukraine and Middle East armed conflicts; and

•	changes to applicable laws and regulations, including the imposition of tariffs or quotas or other trade barriers.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses or other occurrences or developments that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise

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INTERIM MANAGEMENT REPORT

Company Overview

Tenaris is a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry and other industrial applications. Our customers include most of the world’s leading oil & gas companies, and we operate an integrated network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, the Middle East, Asia and Africa.

Although our operations are focused on serving the oil & gas industry, we also supply pipes and tubular components for non-energy applications. We develop and supply products and services for low-carbon energy applications such as geothermal wells, waste-to-energy (bioenergy) power plants, hydrogen storage and transportation, and carbon capture and storage.

Through an integrated global network of R&D, manufacturing, and service facilities, and a team of more than 27,000 people worldwide, we work with our customers to meet their needs in a timely manner, observing the highest levels of product performance and reliability.

For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2023, and for a discussion and analysis of our financial condition and results of operations see “Business overview - Operating and Financial Review and Prospects” in this half-year report.

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Principal Risks and Uncertainties

We face certain risks, including risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry.

Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth, length, and drilling conditions of these wells. The level of exploration, development and production activities of, and the corresponding capital spending by, oil and gas companies, including national oil companies, depends primarily on current and expected future prices of oil and natural gas and is sensitive to the industry’s view of future economic growth and the resulting impact on demand for oil and natural gas. Several factors, such as the supply and demand for oil and gas, the development and availability of new drilling technology, political and global economic conditions, and government regulations, affect these prices. When the price of oil and gas falls, oil and gas companies generally reduce spending on production and exploration activities and, accordingly, make fewer purchases of steel pipe products, which may impact our results of operations.

There is also an increased attention on GHG emissions and climate change from different sectors of society. The Paris Agreement, adopted at the 2015 United Nations Climate Conference, sets out the global framework to limit the rising temperature of the planet and to strengthen the countries’ ability to deal with the effects of climate change. The EU ETS signaled a major EU energy policy to combat global warming based on a “cap & trade” program, and the European Green Deal, launched in 2019, focuses on adopting the required policies and measures aimed at reaching zero GHG emissions in Europe by 2050. The EU taxonomy classification system, which establishes a list of environmentally sustainable economic activities, is designed to help the EU scale up sustainable investment and implement the European Green Deal. More recently, the EU adopted the Corporate Sustainability Reporting Directive (“CSRD”), which requires European large and medium companies and listed issuers to disclose information on their risks and opportunities arising from social and environmental issues, and on the impacts of their activities on people and the environment (which, in the case of the Company, will apply with respect to its 2024 annual report). In the United States, the U.S. Inflation Reduction Act of 2022 calls for a reduction of carbon emissions by roughly 40% by 2030. Also, in response to an increasing investor focus and reliance on climate and Environmental, Social and Governance (“ESG”) related disclosure and investment, the U.S. Securities and Exchange Commission (“SEC”) adopted, in March 2024, climate-related disclosure rules (stayed by the SEC in April 2024 following a number of petitions for review filed against the SEC) that, when final, will require registrants, including Tenaris from fiscal year 2025, to significantly expand the climate-related disclosures in their periodic reports, including information about climate-related risks that are reasonably likely to have a material impact on their business, results of operations, or financial condition, and certain climate-related financial statement metrics in a note to their audited financial statements. Other countries are introducing or considering similar measures or regulations, which aim at lowering emissions or which enhance disclosure of climate-related matters, including carbon emissions. If there is no meaningful progress in lowering emissions in the years ahead, there is an increased likelihood of abrupt policy interventions as governments attempt to meet their environmental goals by adopting policy, legal, technology and market changes in the transition to a low-carbon global economy. We provide products and services to the oil and gas industry, which accounts, directly and indirectly, for a significant portion of GHG emissions. Existing and future legislation and regulations related to GHG emissions (such as increased pricing of GHG emissions and enhanced emissions-reporting obligations) and climate change, as well as government initiatives to promote the use of alternative energy sources and substitute existing products and services with lower emissions options (with many jurisdictions implementing tax advantages and other subsidies to promote the development of renewable energy sources, or even requiring minimum thresholds for power generation from renewable sources) may significantly curtail demand for and production of fossil fuels, such as oil and natural gas. These initiatives, together with the growing social awareness regarding climate change and other environmental matters, have resulted in increased investor and consumer demand for renewable energy and additional compliance requirements for fossil energy projects, which are likely to become more stringent over time and to result in substantial increases in costs for the oil and natural gas industry, potentially leading to write-offs and early retirement of existing assets. Furthermore, ongoing technological developments in the renewable energy industry are making renewable energy increasingly competitive with fossil-fuels. If this trend continues, energy demand could shift increasingly towards more environmentally sustainable sources such as hydroelectrical, solar, wind and other renewable energies, which would, in turn, reduce demand for oil and natural gas, thus negatively affecting demand for our products and services and, ultimately, our future results of operations. In addition, adoption of new climate change legislation in the countries in which Tenaris operates could result in incremental operating costs (such as incremental compliance costs and increased insurance premiums) and unexpected capital expenditures and, eventually, affect our competitiveness and reduce our market share. Also, shifts in customer preferences and failure to respond to shareholders’ demand for climate-related measures and environmental standards could harm our reputation, adversely affect the ability or willingness of our customers or suppliers to do business with us, negatively impact workforce management and planning, erode stakeholder support and restrict or reduce access to financial resources.

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Our business has been, and in the future could be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. Extreme weather conditions and natural disasters such as hurricanes, extreme wind, flooding or coastal storm surges have resulted, and may in the future result, in the shutdown of our facilities, evacuation of our employees, and activity disruptions at our clients’ well-sites or in our supply chain. For example, the severe freeze in the United States and Mexico in early 2021, caused gas and power shortages in Texas, resulting in additional costs and production disruptions and losses. Chronic climate changes, such as changes in precipitation patterns and rises in average temperatures and sea levels, may result in increased operating costs or capital expenditures due to supply shortages or damage to facilities, higher insurance premiums or reduced availability of insurance, decreases in revenue derived from lower production capacity, and write-offs or early retirement of assets, all of which could adversely affect our financial condition, results of operations and cash flows.

We are subject to a wide range of local, state, provincial and national laws, local and international regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. Additionally, international environmental requirements vary. Environmental laws and regulations may, in some cases, impose strict liability rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances. These laws and regulations may expose us to liability for the conduct of or conditions caused by others or for acts made in compliance with all applicable laws at the time they were performed. Compliance with applicable requirements and the adoption of new requirements could have a material adverse effect on our consolidated financial condition, results of operations or cash flows. The costs and ultimate impact of complying with environmental laws and regulations are not always clearly known or determinable since regulations under some of these laws have not yet been promulgated or are undergoing revision. The expenditures necessary to remain in compliance with these laws and regulations, including site or other remediation costs, or costs incurred as a result of potential violations of environmental laws could have a material adverse effect on our financial condition and profitability. While we incur and will continue to incur expenditures to comply with applicable laws and regulations, there always remains a risk that environmental incidents or accidents may occur that may negatively affect our reputation or our operations. In addition, our oil and gas casing, tubing and line pipe products (including specialty tubing) are sold primarily for use in oil and gas drilling, gathering, transportation, processing and power generation facilities, which are subject to inherent risks, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution, damage to equipment and facilities or loss of production. Any of these hazards and risks can result in environmental liabilities, personal injury claims and property damage.

Competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris’s market share, deteriorate the pricing environment and hurt sales and profitability.

Because of the global nature of our operations, we export and import products from several countries and, in many jurisdictions, we supplement domestic production with imported products. We import OCTG from Argentina and Mexico to complement our significant and growing production in the United States. From time to time, local producers seek the imposition of import restrictions or the initiation of antidumping or countervailing duty proceedings. For example, in October 2021, the U.S. Department of Commerce (“DOC”) initiated antidumping duty investigations of OCTG imports from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG imports from Russia and South Korea, which resulted in a determination by the International Trade Commission (“ITC”), issued in October 2022, that the imports under investigation caused injury to the U.S. OCTG industry, bringing the investigation phase to a conclusion. Although Tenaris and other parties have appealed the agencies’ determinations from the investigation to the Court of International Trade, Tenaris is required to pay antidumping duty deposits while the order is in effect. In addition, several jurisdictions have begun to impose or expand local content requirements.

If countries continue to impose or expand local content requirements or put in place regulations limiting our ability to import certain products, our competitive position could be negatively affected. In such case, we may not be able to continue to compete effectively against existing or potential producers and preserve our current shares of geographic or product markets, and increased competition may have a material impact on the pricing of our products and services, which could in turn adversely affect our revenues, profitability and financial condition.

Our sales may also be affected as a result of other international trade regulations. The shipment of goods and services across international borders exposes us to extensive trade laws and regulations. Our import and export activities are governed by customs laws and regulations in each of the countries where we operate. Moreover, the European Union, the United States and other countries control the import and export of certain goods and services and impose related import and export recordkeeping and reporting obligations. Those governments have also imposed economic sanctions against certain countries, persons and other entities, such as sanctions that restrict or prohibit transactions involving Iran, Syria, Venezuela and Russia or their citizens or companies. Similarly, we are subject to the U.S. anti-boycott laws. Trade laws and regulations are complex and frequently changing, and they may be enacted, amended, enforced or interpreted in a manner that could materially impact our operations.

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Profitability may also be hurt if increases in the cost of raw materials, energy and other costs and limitations or disruptions to the supply of raw materials and energy, result in higher costs of production that cannot be offset by higher selling prices or if the limited availability of such resources forces us to curtail production. Disruptions to our manufacturing processes could adversely impact our operations, affect customer service levels or our reputation, or expose us to liability and, consequently, adversely affect our financial results. Low levels of capacity utilization or failure to retain qualified workforce could also affect our results of operations and financial conditions. A recession in developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

Regarding the impact of variations in product demand, we have fixed and semi-fixed costs (e.g., labor and other operating and maintenance costs) that cannot adjust rapidly in product demand for several reasons, including operational constraints and regulatory restrictions. If demand of our products falls significantly, or if we are unable to operate due to, for example, governmental measures or unavailability of workforce, these costs may adversely affect our profitability and financial condition. In addition, if demand continues on high levels or increases, we may not be able to retain qualified workforce or hire additional employees soon enough. Moreover, certain consequences of climate change, such as shifts in customer preferences, stigmatization of our industry or failure to respond to shareholders’ demand for climate-related measures could negatively impact workforce management and planning, adversely affecting employee attraction and retention.

Any adverse economic, political or social developments in the countries in which we operate may negatively affect our revenues, profitability and financial condition. We have significant operations in various countries, including Argentina, Brazil, Canada, China, Colombia, Indonesia, Italy, Mexico, Nigeria, Romania, Saudi Arabia, the United Arab Emirates and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and in the future could be, affected from time to time to varying degrees by political, economic, social and public health developments and changes in laws and regulations. These developments and changes may include, among others, nationalization, expropriation or forced divestiture of assets; restrictions on production, imports and exports, antidumping or countervailing duties, travel, transportation or trade bans; interruptions in the supply of essential energy inputs; exchange and/or transfer restrictions, inability or increasing difficulties to repatriate income or capital or to make contract payments; inflation; devaluation; war or other armed conflicts (including the Ukraine-Russia armed conflict and regional conflicts in the Middle East and Africa); civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes (including retroactive) in the interpretation, application or enforcement of tax laws and other claims or challenges; cancellation of contract or property rights; and delays or denials of governmental approvals.

An escalation of the Russia-Ukraine war and other armed conflicts may adversely affect our operations. In February, 2022, Russia launched a military attack on Ukraine. In response, the United States, the European Union and the United Kingdom, among other countries, have imposed a wave of sanctions against certain Russian institutions, companies and citizens. The Russian Government has retaliated by banning airlines from its airspace and has ordered economic counter measures, including restrictions on residents transferring foreign currency abroad. It has been more than two years since the conflict began and any resolution and timing thereof still remains uncertain. Russia is a major supplier of oil and gas in Europe and worldwide, and Russia and Ukraine are both major global suppliers of internationally traded steelmaking raw materials and semi-finished steel products. As a result of the armed conflict and related sanctions, energy and commodity prices spiked upwards and foreign trade transactions involving Russian and Ukrainian counterparties have been severely affected. A long-standing conflict makes it hard to predict how energy and commodity prices will continue to behave as higher prices and possible shortages of energy and raw materials used in our steelmaking operations (including natural gas and electric energy, particularly in Europe, steel scrap, pig iron, direct reduced iron, hot briquetted iron, ferroalloys, steel bars, coils and plates) would result in higher production costs and potential plant stoppages, affecting our profitability and results of operations. As a result of existing or future economic sanctions imposed on Russia, we or our contractors (including shipping companies) may not be able to continue purchasing products from, or making payments to, Ukrainian or Russian suppliers or counterparties; and we may not be able to promptly procure such raw materials from other suppliers, or we may be required to purchase raw materials at increased prices.

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We have suspended any sales to Russian customers or purchases from Russian suppliers that would breach applicable sanctions, and we have closed our representative office in Moscow. Furthermore, in March 2022, we recorded an impairment in the amount of approximately $14.9 million, fully impairing our investment in our joint venture in Russia with Severstal.

Other ongoing armed conflicts, including the Middle East conflict and the ongoing shipping crisis in the Red Sea, may disrupt our operations, increase our costs, and adversely affect our delivery times.

We plan to continue implementing our business strategy of consolidating our position as a leading global supplier of integrated product and service solutions to the energy and other industries and adapting to the energy transition through reducing the carbon emissions in our operations and developing and supplying products and services for low-carbon energy applications, as well as continuing to pursue strategic investment opportunities. Any of the components of our overall business strategy could cost more than anticipated (including as a result of increasing regulatory requirements aimed at transitioning to a lower-carbon economy), may not be successfully implemented or could be delayed or abandoned. Even if we successfully implement our business strategy, it may not yield the expected results, or decisions by our joint venture partners may frustrate our initiatives. In addition, one element of our business strategy is to identify and pursue growth-enhancing strategic opportunities by making significant capital investments and acquiring interests in, or businesses of, various companies. We must necessarily base any assessment of potential acquisitions, joint ventures and capital investments, on assumptions with respect to timing, profitability, market and customer behavior, and other matters that may subsequently prove to be incorrect. Our past or future acquisitions, significant investments and alliances may not perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability. Moreover, as part of future acquisitions, we may acquire assets that are unrelated to our business, and we may not be able to integrate these assets or sell them under favorable terms and conditions. In addition, acquisitions may be subject to challenges or investigations by governmental authorities, including antitrust and consumer-protection authorities. The costs of complying with authorization or investigation procedures may be significant. Also, antitrust authorities are looking very closely at the effects of acquisitions and may deny authorizations, impose conditions that may result in significant costs or deprive Tenaris of the advantages and expected synergies of acquisitions, or initiate investigation upon challenges brought by third parties. Challenges to acquisitions or other investments, and failure to obtain, or conditions imposed for the granting of, authorizations may prevent or delay transactions, which could have an adverse effect on our financial condition and results of operations.

We are subject to tax laws in numerous foreign jurisdictions where we operate. The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes regarding transfer pricing. Most of the jurisdictions where we operate have double tax treaties with foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our results. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy. In recent years, tax authorities around the world have increased their scrutiny of company tax filings and have become more rigid in exercising any discretion they may have. Our interpretation and application of the tax laws could differ from that of the relevant governmental taxing authority, which could result in the payment of additional taxes, penalties or interest, negatively affecting our profitability and financial condition. In December 2021, the OECD released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two Organization for Economic Co-operation and Development’s (“OECD”) initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, effective as from January 1, 2024. On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law takes effect beginning in fiscal years starting on or after December 31, 2023. The Company is within the scope of the rules, and therefore is required to calculate its GloBE effective tax rate for each jurisdiction where it operates and will be liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate, beginning in fiscal year 2024. Tenaris is assessing its exposure to the Pillar Two legislation and testing its situation under the OECD transitional safe harbor rules, and has recognized an estimated current tax expense related to Pillar two (see note 9 “Income Tax” to our unaudited consolidated condensed interim financial statements included in this half-year report). This assessment is based on the most recent available information, however, there are still numerous areas of uncertainty in the application of the GloBE Rules that require additional interpretative guidance to be issued by the OECD, and the respective tax authorities are in the process of amending their regulations and issuing interpretations that might be binding also for 2024. As a consequence of the evolution of these rules, the current tax expense related to Pillar two might need to be adjusted throughout the year. Uncertainties in the interpretation of application of these new rules may negatively impact our results of operations. Furthermore, significant uncertainties remain in relation to the potential adoption of additional new regulations that may result from evolving initiatives like those launched by the OECD and the EU regarding international taxation that could negatively impact our financial condition, results of operations and cash flows.

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We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At June 30, 2024 we had $1,090 million in goodwill corresponding mainly to the acquisition of Hydril Company in 2007.

As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company’s functional and presentation currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations. For more information on foreign exchange rate risk and restrictions, and in particular for the current situation in Argentina, see note 20 “Foreign exchange control measures in Argentina” to our unaudited consolidated condensed interim financial statements included in this half-year report.

We operate and conduct business globally, including in certain countries known to experience high levels of corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees, representatives, associates, affiliates, or other persons may take actions that violate applicable laws and regulations that generally prohibit offering or making of improper payments to any individual, including to government officials, for the purpose of obtaining a benefit or undue advantage or keeping business, as stated by the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws adopted by the main countries in which we operate, which impose strict criminal liability on companies for corrupt practices undertaken by their employees or representatives. In addition, we cannot give any assurance that we will detect all illegal activity that may have been conducted in the past at any acquired business. Investigations by government authorities may occupy considerable management time and attention, weaken company compliance culture and result in significant expenditures, fines, penalties or other sanctions, as well as private lawsuits.

In addition, limitations on our ability to protect our intellectual property rights, including our trade secrets, could cause a loss in revenue and any competitive advantage we hold.

Cyberattacks could have a material adverse impact on our business and results of operations. We rely heavily on information systems to conduct our operations, and digital technologies have an increasingly significant role across our business. Although we devote significant resources to protect our systems and data and we continually monitor and evaluate the actual or potential impact of external developments and available information on threats and security incidents, we have experienced and will continue to experience varying degrees of cyber incidents in the normal conduct of our business, which may occasionally include sophisticated cybersecurity threats such as unauthorized access to data and systems, loss or destruction of data, computer viruses or other malicious code, phishing, ransomware, spoofing, cyberattacks and/or cybersecurity risks arising from service providers. These threats often arise from numerous sources, not all of which are within our control, such as fraud or malice from third parties, including fraud involving business email compromises, failures of computer servers or other accidental technological failures, electrical or telecommunication outages or other damage to our property or assets. In addition, emerging technologies, like generative artificial intelligence (“AI”), which are becoming available more widely and faster, are expected to exacerbate cyber resilience challenges. Approximately half of executives surveyed at the World Economic Forum’s annual meeting on cybersecurity stated that advances in adversarial capabilities (phishing, malware, deepfakes) present the most concerning impact of generative AI on cyber and fewer than one in ten respondents believe that in the next two years generative AI will give the advantage to defenders over attackers. In 2023, we continued improving cybersecurity controls, processes and procedures to monitor, detect, evaluate and respond to hacking, malware infection, cybersecurity compromise and other risks. In addition, we continued with cybersecurity awareness and ethical phishing campaigns aimed at protecting us against cyberthreats, and tailored cybersecurity training programs addressed to our executives and employees. However, given the rapidly evolving nature of cyberthreats, there can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be adequate, and such incidents or attacks could have a material adverse impact on our systems. While we attempt to mitigate these risks, we remain vulnerable to known or unknown threats, including theft, misplacement or loss of data, programming errors, employee errors and/or dishonest behavior that could potentially lead to the compromising of sensitive information, improper use of our systems or networks, as well as unauthorized access, use, disclosure, modification or destruction of such information, systems and/or networks. If our systems for protecting against cybersecurity risks are circumvented or breached, this could also result in disruptions to our business operations (including but not limited to, defective products, production downtimes or loss of productivity), access to our financial reporting systems, the loss of access to critical data or systems, misuse or corruption of critical data and proprietary information (including our intellectual property and customer data), as well as damage to our reputation with our customers and the market, failure to meet customer requirements, customer dissatisfaction and/or regulatory fines and penalties (including for inadequate protection of personal data and/or failure to notify the competent authorities for such breach), damages and harm to the environment and people, or other financial costs and losses. In addition, given that cybersecurity threats continue to evolve, we will be required to devote additional resources in the future to enhance our protective measures or to investigate and/or remediate any cybersecurity vulnerabilities. Additionally, although we periodically consider cyber insurance coverage options, we do not currently maintain cybersecurity insurance, and the insurance we carry for property damage and general liability may not be adequate or available to protect us from damages derived from cyberthreats or coverage may be limited. Moreover, any investigation of a cyberattack would take time before completion, during which we would not necessarily know the extent of the actual or potential harm or how best to remediate it, and certain errors or actions could be repeated or compounded before duly discovered and remediated (all or any of which could further increase the costs and consequences arising out of such cyberattack). In addition, failure to adequately and timely monitor and evaluate our hardware and software systems and applications to prevent or manage technology obsolescence risks may result in increased costs, increased operational risk of service failure, loss of technology competitiveness and reputation.

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Half-year report 2024 - Interim management report

As a holding company, our subsidiaries’ ability to pay cash dividends and make other payments to us depends on the results of operations and financial condition of such subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

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Half-year report 2024 - Interim management report

Outstanding Legal Proceedings

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

See note 18 “Contingencies, commitments and restrictions to the distribution of profits” to our unaudited consolidated condensed interim financial statements included in this half-year report for a summary description of Tenaris’s material outstanding legal proceedings as of the date of such financial statements.

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Half-year report 2024 - Interim management report

Business Overview

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2023, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2024, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements” in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

The outlook for oil demand and supply remains solid even if the announced rollback of OPEC+ voluntary production cuts has introduced some uncertainty.

OCTG imports into the United States have remained high through the year, while oil and gas drilling activity is being affected by ongoing industry consolidation, low natural gas prices and high financing costs for smaller operators. OCTG inventories have risen and prices continue to fall.

Political and economic volatility is affecting drilling activity in Mexico and Argentina, and there are delays in defining the pipeline infrastructure investment required to further develop the prolific Vaca Muerta shale.

In the rest of the world, demand from offshore developments and for gas drilling associated with LNG projects remains supportive going into 2025.

In the third quarter, our sales and EBITDA will be affected by lower activity in the United States and Latin America and the extended decline in OCTG prices in the Americas. As anticipated, we will have maintenance stoppages at many of our mills, including the installation of a new furnace at our Siderca steel shop.

Considering this environment, we are acting to reduce costs, increase competitiveness and align our industrial system.

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Half-year report 2024 - Interim management report

Results of Operations

Selected income statement data

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2024		2023
		%		%
Net sales	6,763,221	100.0	8,216,094	100.0
Cost of sales	(4,277,666)	(63.2)	(4,574,943)	(55.7)
Gross profit	2,485,555	36.8	3,641,151	44.3
Selling, general and administrative expenses	(1,004,820)	(14.9)	(1,016,083)	(12.4)
Other operating income	25,485	0.4	12,356	0.2
Other operating expenses	(182,847)	(2.7)	(7,880)	(0.1)
Operating income	1,323,373	19.6	2,629,544	32.0
Finance Income	125,173	1.9	93,753	1.1
Finance Cost	(36,305)	(0.5)	(67,924)	(0.8)
Other financial results, net	(56,447)	(0.8)	34,551	0.4
Income before equity in earnings of non-consolidated companies and income tax	1,355,794	20.0	2,689,924	32.7
Equity in (losses) earnings of non-consolidated companies	(34,340)	(0.5)	148,927	1.8
Income before income tax	1,321,454	19.5	2,838,851	34.6
Income tax	(223,003)	(3.3)	(573,604)	(7.0)
Income for the period	1,098,451	16.2	2,265,247	27.6

Attributable to:
Shareholders' equity	1,072,166	15.9	2,251,656	27.4
Non-controlling interests	26,285	0.4	13,591	0.2
	1,098,451		2,265,247

Selected consolidated financial position data

Thousands of U.S. dollars	June 30,	December 31,
	2024	2023
Current assets	9,820,513	10,504,459
Property, plant and equipment, net	6,092,354	6,078,179
Other non-current assets	5,186,864	4,499,257
Total assets	21,099,731	21,081,895

Current liabilities	3,159,687	2,901,975
Non-current borrowings	21,386	48,304
Deferred tax liabilities	495,368	631,605
Other non-current liabilities	506,591	469,574
Total liabilities	4,183,032	4,051,458

Capital and reserves attributable to the owners of the parent	16,708,130	16,842,972
Non-controlling interests	208,569	187,465
Equity	16,916,699	17,030,437
Total liabilities and equity	21,099,731	21,081,895

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Half-year report 2024 - Interim management report

Six-month period ended June 30, 2024, compared to six-month period ended June 30, 2023

Summary

Our sales in the first half of 2024 decreased 18% compared to the first half of 2023 as volumes of tubular products shipped decreased 6% and tubes average selling prices decreased 16% while sales in the Others segment increased 74%. Following the decrease in sales, mainly due to the tubes average price decline, EBITDA margin declined from 35.1% to 24.2% and EBITDA declined 43%. EBITDA includes a $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas, included in other operating expenses. Additionally, related to the same case, net income includes an $83 million loss from our participation in Ternium.

Cash flow provided by operating activities amounted to $1.8 billion during the first half of 2024, including a reduction in working capital of $276 million. After capital expenditures of $333 million, our free cash flow amounted to $1.5 billion. Following a dividend payment of $459 million in May 2024 and share buybacks for $803 million in the semester, our positive net cash position amounted to $3.8 billion at the end of June 2024.

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2024		2023		Increase / Decrease
Tubes	6,200	92%	7,892	96%	(21%)
Others	563	8%	324	4%	74%
Total	6,763	100%	8,216	100%	(18%)

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30,
	2024	2023	Increase / Decrease
Seamless	1,582	1,684	(6%)
Welded	496	538	(8%)
Total	2,078	2,222	(6%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
Net sales	2024	2023	Increase / Decrease
- North America	2,896	4,371	(34%)
- South America	1,196	1,868	(36%)
- Europe	493	522	(6%)
- Asia Pacific, Middle East and Africa	1,614	1,131	43%
Total net sales	6,200	7,892	(21%)
Operating income	1,219	2,563	(52%)
Operating income (% of sales)	19.7%	32.5%

Net sales of tubular products and services decreased 21% to $6,200 million in the first half of 2024, compared to $7,892 million in the first half of 2023 due to a 6% decrease in volumes and a 16% decrease in average selling prices. Price declines were concentrated in the Americas, more so in North America, and were partially offset by increases in Europe and Asia Pacific, Middle East and Africa. Average drilling activity in the first half of 2024 decreased 14% in the United States and Canada and increased 3% internationally compared to the first half of 2023.

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Half-year report 2024 - Interim management report

Operating results from tubular products and services amounted to a gain of $1,219 million in the first half of 2024 compared to $2,563 million in the first half of 2023. The decline in operating results is mainly due to the decline in average selling prices and the corresponding impact on margins. Additionally, in the first six months of 2024 our Tubes operating income includes a charge of $171 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas, included in other operating expenses. On the other hand, operating income in the first six months of 2024 includes gains amounting to $39 million from positive resolutions of legal claims in Mexico and Brazil.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2024	2023	Increase / Decrease
Net sales	563	324	74%
Operating income	105	67	57%
Operating income (% of sales)	18.6%	20.6%

Net sales of other products and services increased 74% to $563 million in the first half of 2024, compared to $324 million in the first half of 2023. The increase in sales is almost entirely due to the consolidation of the coating business acquired at the end of 2023.

Operating results from other products and services amounted to a gain of $105 million in the first half of 2024, compared to $67 million in the first half of 2023. Results were mainly derived from our sucker rods business, our newly acquired coating business and our oilfield services business in Argentina.

Selling, general and administrative expenses, or SG&A, amounted to $1,005 million in the first half of 2024, representing 14.9% of sales, and $1,016 million in the first half of 2023, representing 12.4% of sales. SG&A expenses decreased 1% but increased as a percentage of sales due to the 18% decline in revenues, mainly due to lower Tubes average selling prices.

Other operating results amounted to a loss of $157 million in the first six months of 2024, compared to a gain of $4 million in the same period of 2023. In the first six months of 2024 we recorded a $171 million loss from provision for ongoing litigation related to the acquisition of a participation in Usiminas. For more information, see note 18 “Contingencies, commitments and restrictions to the distribution of profits - CSN claims relating to the January 2012 acquisition of Usiminas” to our unaudited consolidated condensed interim financial statements included in this half-year report.

Financial results amounted to a gain of $32 million in the first half of 2024, compared to a gain of $60 million in the first half of 2023. While net finance income increased due to a higher net financial position, other financial results were negatively affected by a loss from the change in fair value of U.S. dollar denominated Argentine bonds, while foreign exchange results decreased in the first half of 2024 in respect to the first half of 2023.

Equity in (losses) earnings of non-consolidated companies generated a loss of $34 million in the first half of 2024, compared to a gain of $149 million in the first half of 2023. These results were mainly derived from our equity investment in Ternium and in the first six months of 2024 were negatively affected by an $83 million loss from the provision for ongoing litigation related to the acquisition of a participation in Usiminas on our Ternium investment. For more information, see note 18 “Contingencies, commitments and restrictions to the distribution of profits - CSN claims relating to the January 2012 acquisition of Usiminas” to our unaudited consolidated condensed interim financial statements included in this half-year report.

Income tax amounted to a charge of $223 million in the first half of 2024, compared to $574 million in the first half of 2023. The lower income tax charge reflects the reduction in results at several subsidiaries.

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Half-year report 2024 - Interim management report

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30,
	2024	2023
Net cash provided by operating activities	1,822	2,262
Net cash used in investing activities	(1,298)	(2,021)
Net cash used in financing activities	(1,272)	(552)
Decrease in cash and cash equivalents	(748)	(311)

Cash and cash equivalents at the beginning of the period	1,617	1,091
Effect of exchange rate changes	(20)	(26)
Decrease in cash and cash equivalents	(748)	(311)
Cash and cash equivalents at period end (net of overdrafts)	849	755

Cash and cash equivalents at period end (net of overdrafts)	849	755
Bank overdrafts	2	0
Other current investments	2,452	1,850
Non-current investments	1,121	367
Current borrowings	(560)	(642)
Non-current borrowings	(21)	(51)
Derivatives hedging borrowings and investments	-	8
Net cash	3,843	2,287

Net cash provided by operating activities during the first half of 2024 amounted to $1.8 billion (including a reduction in working capital of $276 million), compared to cash provided by operations of $2.3 billion (net of an increase in working capital of $167 million) in the first half of 2023.

Capital expenditures amounted to $333 million in the first half of 2024, compared to $282 million in the first half of 2023. Free cash flow amounted to $1.5 billion in the first half of 2024, compared to $2.0 billion in the first half of 2023.

Following a dividend payment of $459 million in May 2024 and share buybacks of $803 million in the semester, our positive net cash position amounted to $3.8 billion at the end of June 2024.

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Half-year report 2024 - Interim management report

Other significant events of the period

Annual General Meeting of Shareholders

On April 30, 2024, the Company’s annual general meeting of shareholders and extraordinary general meeting of shareholders approved all resolutions on their agendas.

Among other resolutions adopted at the annual general meeting, shareholders acknowledged the Company’s 2023 annual report, containing the consolidated management report and the related management certifications and external auditors’ reports, and the Company’s 2023 annual sustainability report, containing the non-financial statement required by Luxembourg law. The shareholders also approved the consolidated financial statements as of and for the year ended December 31, 2023, and the annual accounts as at December 31, 2023.

The annual general meeting also approved an annual dividend of $0.60 per outstanding share (or $1.20 per ADS), which represents an aggregate sum of approximately $694 million, and which includes the interim dividend of $0.20 per outstanding share ($0.40 per ADS), or approximately $235 million, paid in November 2023. Tenaris paid the balance of the annual dividend in the amount of $0.40 per share entitled to dividends (or $0.80 per ADR), in U.S. dollars, which represented approximately $459 million, on May 22, 2024, with an ex-dividend date of May 20, 2024, and record date of May 21, 2024.

The shareholders resolved to set the number of directors to eleven and approved the re-appointment of Mr. Simon Ayat, Mr. Roberto Bonatti, Mr. Carlos Condorelli, Mr. Germán Curá, Ms. Maria Novales-Flamarique, Mr. Gianfelice Mario Rocca, Mr. Paolo Rocca, Mr. Jaime Serra Puche, Ms. Monica Tiuba and Mr. Guillermo Vogel, and the appointment of Ms. Molly Montgomery as new director. All board members will hold office until the meeting that will be convened to decide on the 2024 annual accounts. In a subsequent meeting, the board of directors re-elected Mr. Simon Ayat, Mr. Jaime Serra Puche and Ms. Monica Tiuba as audit committee members, with Ms. Tiuba continuing to serve as the committee’s chair. All members of the audit committee qualify as independent directors for purposes of the U.S. Securities Exchange Act Rule 10A-3(b)(1) and under the Company’s articles of association.

In addition, the annual general meeting approved the compensation payable to the members of the Board for the year ending December 31, 2024, the Compensation Report for the year 2023 and a revised Compensation Policy, applicable to the Company’s directors and the chief executive officer, effective as from the year 2024. The meeting also approved Ernst & Young’s fees for the fiscal year ending December 31, 2024.

Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders held immediately after the annual general meeting resolved to approve the cancellation of 17,779,302 ordinary shares held in treasury by the Company acquired throughout the first tranche of its share buyback program and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective April 30, 2024, the share capital of the Company was reduced from US$1,180,536,830 (represented by 1,180,536,830 shares with a par value of US$1 per share) to US$1,162,757,528 (represented by 1,162,757,528 shares with a par value of US$1 per share).

Copies of the minutes of the annual general meeting and extraordinary general meeting, and copy of the amended articles of association can be downloaded from Tenaris’s website at ir.tenaris.com/corporate-governance/annual-general-meeting.

Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion (which, at the closing price of November 1, 2023 on the Milan Stock Exchange, represented approximately 75.4 million shares, or 6.4% of the outstanding shares), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program.

The buyback program is being carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, which may be renewed or extended, up to a maximum of 10% of the Company’s shares. The buybacks may be ceased, paused and continued at any time, subject to compliance with applicable laws and regulations.

The program is divided into tranches. For purposes of carrying out each tranche of the buyback program, Tenaris entered into non-discretionary buyback agreements with primary financial institutions that make trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and must act in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052. Under the buyback agreement, purchases of shares may continue during any blackout periods.

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Half-year report 2024 - Interim management report

During the six- month period ended June 30, 2024 the Company purchased 48,873,790 shares, for a value of $830.8 million. During the year ended December 31, 2023, the Company purchased 12,648,091 shares, for a value of $213.7 million.

The first, second and third tranches of the share buyback program were completed on January 12, April 29, and June 13, 2024, respectively. On June 17, 2024, the fourth tranche started and is expected to end no later than October 31, 2024.

On April 30, 2024, the extraordinary shareholders meeting approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company, which had been acquired throughout the first tranche of its share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective April 30, 2024, the share capital of the Company was reduced from $1,180,536,830 (represented by 1,180,536,830 shares with a par value of $1 per share) to $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share).

As of June 30, 2024, the Company held a liability in connection to the shares to be settled under the fourth tranche of the buyback program that amounted to $186.9 million, out of which $159.5 million were valued at fair value.

As of December 31, 2023, the Company held a liability in connection to the shares to be settled under the first tranche of the buyback program that amounted to $86.2 million, valued at fair value.

Further information on the buyback transactions is available on Tenaris’s corporate website under the Share Buyback Program Section.

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Half-year report 2024 - Interim management report

Related Party Transactions

Tenaris is a party to several related party transactions which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin S.A., the controlling shareholder of Tenaris, (“San Faustin”), or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law. For further detail on Tenaris’s related party transactions, see note 22 “Related party transactions” to our unaudited consolidated condensed interim financial statements included in this half-year report.

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Half-year report 2024 - Interim management report

MANAGEMENT CERTIFICATION

We confirm, to the best of our knowledge, that:

1.	the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.	the interim management report included in this half year report includes a fair review of the important events that have occurred during the six-month period ended June 30, 2024, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

s/ Paolo Rocca

Chief Executive Officer

Paolo Rocca

July 31, 2024

s/ Alicia Móndolo

Chief Financial Officer

Alicia Móndolo

July 31, 2024

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Half-year report 2024 - Interim management report

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the six-month period ended June 30, 2024

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period ended June 30,		Six-month period ended June 30,
		2024	2023	2024	2023
	Notes	(Unaudited)		(Unaudited)
Net sales	3	3,321,677	4,074,913	6,763,221	8,216,094
Cost of sales	4	(2,143,614)	(2,267,164)	(4,277,666)	(4,574,943)
Gross profit		1,178,063	1,807,749	2,485,555	3,641,151
Selling, general and administrative expenses	5	(496,688)	(528,736)	(1,004,820)	(1,016,083)
Other operating income	6	9,461	5,443	25,485	12,356
Other operating expenses	6	(179,127)	(6,266)	(182,847)	(7,880)
Operating income		511,709	1,278,190	1,323,373	2,629,544
Finance Income	7	68,884	45,866	125,173	93,753
Finance Cost	7	(15,722)	(36,379)	(36,305)	(67,924)
Other financial results, net	7	4,021	30,074	(56,447)	34,551
Income before equity in earnings of non-consolidated companies and income tax		568,892	1,317,751	1,355,794	2,689,924
Equity in (losses) earnings of non-consolidated companies	8	(82,519)	95,921	(34,340)	148,927
Income before income tax		486,373	1,413,672	1,321,454	2,838,851
Income tax	9	(138,147)	(277,632)	(223,003)	(573,604)
Income for the period		348,226	1,136,040	1,098,451	2,265,247

Attributable to:
Shareholders' equity		335,186	1,123,029	1,072,166	2,251,656
Non-controlling interests		13,040	13,011	26,285	13,591
		348,226	1,136,040	1,098,451	2,265,247
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of outstanding ordinary shares (thousands)		1,138,138	1,180,537	1,148,838	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		0.29	0.95	0.93	1.91
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		0.59	1.90	1.87	3.81

(*) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

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Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Three-month period ended June 30,		Six-month period ended June 30,
	2024	2023	2024	2023
	(Unaudited)		(Unaudited)
Income for the period	348,226	1,136,040	1,098,451	2,265,247
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(11,797)	699	(37,808)	18,161
Change in value of cash flow hedges and instruments at fair value (*)	55,511	(151,668)	158,719	(142,036)
Income tax relating to components of other comprehensive income	-	-	24,591	-
From participation in non-consolidated companies:
- Currency translation adjustment	(21,199)	10,607	(27,674)	15,539
- Changes in the value of cash flow hedges, instruments at fair value	10,338	(17,526)	42,158	(18,701)
	32,853	(157,888)	159,986	(127,037)
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	(6,874)	(2,695)	(6,892)	(2,695)
Income tax on items that will not be reclassified	2,235	945	2,694	944
Remeasurements of post-employment benefit obligations of non-consolidated companies	(324)	(2,043)	(681)	(2,010)
	(4,963)	(3,793)	(4,879)	(3,761)
Other comprehensive income (loss) for the period	27,890	(161,681)	155,107	(130,798)
Total comprehensive income for the period	376,116	974,359	1,253,558	2,134,449

Attributable to:
Shareholders' equity	363,244	961,355	1,227,707	2,120,719
Non-controlling interests	12,872	13,004	25,851	13,730
	376,116	974,359	1,253,558	2,134,449

(*) Mainly related to the change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 20.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

23

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

		At June 30, 2024		At December 31, 2023
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	11	6,092,354		6,078,179
Intangible assets, net	12	1,351,706		1,377,110
Right-of-use assets, net	13	155,084		132,138
Investments in non-consolidated companies	17	1,537,730		1,608,804
Other investments NC	14	1,127,967		405,631
Deferred tax assets		820,274		789,615
Receivables, net		194,103	11,279,218	185,959	10,577,436
Current assets
Inventories, net		3,834,623		3,921,097
Receivables and prepayments, net		231,223		228,819
Current tax assets		261,642		256,401
Trade receivables, net		2,185,425		2,480,889
Derivative financial instruments CA	15	4,989		9,801
Other investments C	14	2,452,375		1,969,631
Cash and cash equivalents	14	850,236	9,820,513	1,637,821	10,504,459
Total assets			21,099,731		21,081,895
EQUITY
Shareholders' equity			16,708,130		16,842,972
Non-controlling interests			208,569		187,465
Total equity			16,916,699		17,030,437
LIABILITIES
Non-current liabilities
Borrowings		21,386		48,304
Lease liabilities	13	108,811		96,598
Derivative financial instruments NCL	15	-		255
Deferred tax liabilities		495,368		631,605
Other liabilities		301,166		271,268
Provisions		96,614	1,023,345	101,453	1,149,483
Current liabilities
Borrowings		559,517		535,133
Lease liabilities	13	47,542		37,835
Derivative financial instruments CL	15	5,776		10,895
Current tax liabilities		381,159		488,277
Other liabilities		640,584		422,645
Provisions		206,498		35,959
Customer advances		298,158		263,664
Trade payables		1,020,453	3,159,687	1,107,567	2,901,975
Total liabilities			4,183,032		4,051,458
Total equity and liabilities			21,099,731		21,081,895

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

24

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Treasury Shares (2)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (4)	Retained Earnings (5)	Total	Non- controlling interests	Total
										(Unaudited)
Balance at December 31, 2023	1,180,537	(213,739)	118,054	609,733	(990,171)	(603,978)	16,742,536	16,842,972	187,465	17,030,437
Income for the period	-	-	-	-	-	-	1,072,166	1,072,166	26,285	1,098,451
Currency translation adjustment	-	-	-	-	(37,374)	-	-	(37,374)	(434)	(37,808)
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	-	(4,198)	-	(4,198)	-	(4,198)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes (6)	-	-	-	-	-	183,310	-	183,310	-	183,310
From other comprehensive income of non-consolidated companies	-	-	-	-	(27,674)	41,477	-	13,803	-	13,803
Other comprehensive income (loss) for the period	-	-	-	-	(65,048)	220,589	-	155,541	(434)	155,107
Total comprehensive income (loss) for the period	-	-	-	-	(65,048)	220,589	1,072,166	1,227,707	25,851	1,253,558
Repurchase of own shares (2)	-	(830,755)	-	-	-	-	-	(830,755)	-	(830,755)
Cancellation of own shares (3)	(17,779)	299,931	(1,778)	-	-	-	(280,374)	-	-	-
Changes in share buyback program liability	-	-	-	-	-	(73,238)	-	(73,238)	-	(73,238)
Acquisition and other changes in non-controlling interests	-	-	-	-	-	-	-	-	1,115	1,115
Dividends paid in cash	-	-	-	-	-	-	(458,556)	(458,556)	(5,862)	(464,418)
Balance at June 30, 2024	1,162,758	(744,563)	116,276	609,733	(1,055,219)	(456,627)	17,075,772	16,708,130	208,569	16,916,699

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2024 there were 1,162,757,528 shares issued. All issued shares are fully paid.

(2) As of June 30, 2024, the Company held 43,742,579 shares as treasury shares. For more information see note 24.

(3) On April 30, 2024, the extraordinary general meeting of shareholders approved the cancelation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced.

(4) Other reserves includes mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income and the changes in share buyback program liability.

(5) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

(6) Mainly related to the change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 20.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

25

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2022	1,180,537	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the period	-	-	-	-	-	2,251,656	2,251,656	13,591	2,265,247
Currency translation adjustment	-	-	-	18,022	-	-	18,022	139	18,161
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(555)	(1,196)	(1,751)	-	(1,751)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes (4)	-	-	-	-	(142,036)	-	(142,036)	-	(142,036)
From other comprehensive income of non-consolidated companies	-	-	-	15,539	(20,711)	-	(5,172)	-	(5,172)
Other comprehensive (loss) income for the period	-	-	-	33,561	(163,302)	(1,196)	(130,937)	139	(130,798)
Total comprehensive income (loss) for the period	-	-	-	33,561	(163,302)	2,250,460	2,120,719	13,730	2,134,449
Acquisition and other changes in non-controlling interests (5)	-	-	-	-	-	540	540	35,873	36,413
Dividends paid in cash	-	-	-	-	-	(401,383)	(401,383)	(17,437)	(418,820)
Balance at June 30, 2023	1,180,537	118,054	609,733	(1,105,120)	(488,874)	15,311,255	15,625,585	160,894	15,786,479

(1) The Company had an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2023 there were 1,180,536,830 shares issued. All issued shares were fully paid.

(2) Other reserves included mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 18.

(4) Mainly related to change in the fair value of U.S. dollar-denominated Argentine bonds. For more information see note 20.

(5) Mainly related to GPC acquisition.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

26

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Six-month period ended June 30,
	Notes	2024	2023
		(Unaudited)
Cash flows from operating activities
Income for the period		1,098,451	2,265,247
Adjustments for:
Depreciation and amortization	11, 12 & 13	313,951	256,034
Bargain purchase gain	6 & 23	(2,211)	-
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	6 & 18	170,610	-
Income tax accruals less payments	21	(113,562)	57,174
Equity in (losses) earnings of non-consolidated companies	8	34,340	(148,927)
Interest accruals less payments, net	21	(2,635)	(21,940)
Changes in provisions		(4,732)	39,933
Changes in working capital (*)	21	275,518	(166,762)
Others, including net foreign exchange		52,448	(18,355)
Net cash provided by operating activities		1,822,178	2,262,404

Cash flows from investing activities
Capital expenditures	11 & 12	(333,415)	(282,249)
Changes in advances to suppliers of property, plant and equipment		(10,515)	2,244
Acquisition of subsidiaries, net of cash acquired (**)	23	25,946	(4,108)
Loan to joint ventures	17	(2,745)	(1,235)
Proceeds from disposal of property, plant and equipment and intangible assets		6,135	8,375
Dividends received from non-consolidated companies	17	53,136	43,513
Changes in investments in securities		(1,036,752)	(1,787,629)
Net cash used in investing activities		(1,298,210)	(2,021,089)

Cash flows from financing activities
Dividends paid	10	(458,556)	(401,383)
Dividends paid to non-controlling interest in subsidiaries		-	(17,437)
Changes in non-controlling interests		1,115	1,739
Acquisition of treasury shares	24	(803,386)	-
Payments of lease liabilities		(33,382)	(23,769)
Proceeds from borrowings		1,195,096	1,032,038
Repayments of borrowings		(1,172,599)	(1,143,087)
Net cash used in financing activities		(1,271,712)	(551,899)

Decrease in cash and cash equivalents		(747,744)	(310,584)

Movement in cash and cash equivalents
At the beginning of the period		1,616,597	1,091,433
Effect of exchange rate changes		(20,158)	(25,578)
Decrease in cash and cash equivalents		(747,744)	(310,584)
At June 30,		848,695	755,271

		At June 30,
Cash and cash equivalents		2024	2023
Cash and bank deposits		850,236	755,305
Bank overdrafts		(1,541)	(34)
		848,695	755,271

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $(11.1) million for the six-month period ended June 30, 2024 and $9.1 million for the six-month period ended June 30, 2023.

(**) For the six-month period ended June 30, 2024, related to Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the six-month period ended June 30, 2023, related to GPC acquisition.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements.

These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2023.

27

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Equity in (losses) earnings of non-consolidated companies
9	Income tax
10	Dividend distribution
11	Property, plant and equipment, net
12	Intangible assets, net
13	Right-of-use assets, net and lease liabilities
14	Cash and cash equivalents and other investments
15	Derivative financial instruments
16	Category of financial instruments and classification within the fair value hierarchy
17	Investments in non-consolidated companies
18	Contingencies, commitments and restrictions to the distribution of profits
19	Cancellation of title deed in Saudi Steel Pipe Company
20	Foreign exchange control measures in Argentina
21	Cash flow disclosures
22	Related party transactions
23	Business Combinations
24	Share Buyback Program

28

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the Company’s principal subsidiaries is included in note 33 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on July 31, 2024.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2023. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2023, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the reporting dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill and long-lived assets, impairment of investments in associates; income taxes including recoverability of deferred tax assets; obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and property title ownership restriction. During the period there were no material changes in the significant accounting estimates and judgements.

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets and adapts its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements. For further information, see note 38 to our audited Consolidated Financial Statements for the year ended December 31, 2023.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statements under Other financial results, net.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2023.

None of the accounting pronouncements applicable after December 31, 2023, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

If necessary, comparative amounts have been reclassified to conform to changes in presentation in the current period.

29

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

3	Segment information

Reportable operating segments

(All amounts in millions of U.S. dollars)

Six-month period ended June 30, 2024 - (Unaudited)	Tubes	Other	Total
Management view - operating income	1,241	105	1,346
Difference in cost of sales			(23)
Differences in selling, general and administrative expenses			(2)
Differences in other operating income (expenses) and others			2
IFRS - operating income			1,323
Financial income (expense), net			32
Income before equity in earnings of non-consolidated companies and income tax			1,356
Equity in (losses) of non-consolidated companies			(34)
Income before income tax			1,321

Net Sales	6,200	563	6,763
Depreciation and amortization	271	43	314

Six-month period ended June 30, 2023 - (Unaudited)	Tubes	Other	Total
Management view - operating income	2,558	68	2,626
Difference in cost of sales			6
Differences in selling, general and administrative expenses			(3)
Differences in other operating income (expenses) and others			1
IFRS - operating income			2,630
Financial income (expense), net			60
Income before equity in earnings of non-consolidated companies and income tax			2,690
Equity in earnings of non-consolidated companies			149
Income before income tax			2,839

Net Sales	7,892	324	8,216
Depreciation and amortization	246	10	256

There are no material differences between the IFRS and management views in total revenues.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold, reflecting the effect of raw materials prices variations on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023.

The main differences in net income under the IFRS and management views arise from the impact of functional currencies on financial result, deferred income taxes as well as the equity in (losses) earnings of non-consolidated companies.

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa	Total
Six-month period ended June 30, 2024 - (Unaudited)
Net sales	3,091,084	1,404,070	589,273	1,678,794	6,763,221
Capital expenditures	128,597	129,086	58,582	17,150	333,415
Depreciation and amortization	183,101	60,978	39,841	30,031	313,951

Six-month period ended June 30, 2023 - (Unaudited)
Net sales	4,442,908	2,033,186	587,663	1,152,337	8,216,094
Capital expenditures	83,725	132,223	46,347	19,954	282,249
Depreciation and amortization	143,199	53,141	36,199	23,495	256,034

30

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

Allocation of net sales to geographical information is based on the final destination of the products sold. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Mexico, Canada, Saudi Arabia and Brazil.

No single customer comprised more than 10% of Tenaris’s net sales in the six-month period ended June, 30, 2024 and 2023.

Tenaris maintains a strong, longstanding relationship with Petróleos Mexicanos (“Pemex”), one of the world’s largest crude oil and condensates producers and one of its largest customers. Over the past several months, Pemex has delayed payments beyond the agreed-upon due dates, resulting in Tenaris having a significant credit exposure to Pemex, which represented less than 20% of the Company’s overall credit exposure as of June 30, 2024. The Company has not historically had any material write-offs due to uncollectible accounts receivable relating to this customer. Although the parties are in continuous conversations and Pemex is making partial payments on a periodic basis, at this stage the Company cannot predict whether or not its exposure to Pemex will be reduced, or the timing for any such reduction.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the six-month period ended June 30, 2024 and 2023, revenues related to governmental institutions represented approximately 28% and 26% respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Six-month period ended June 30,
Revenues Tubes	2024	2023
	(Unaudited)
Oil & Gas	5,541	6,962
Oil & Gas processing plants	308	441
Industrial, Power and Others	351	489
Total	6,200	7,892

4	Cost of sales

	Six-month period ended June 30,
	2024	2023
	(Unaudited)
Inventories at the beginning of the period	3,921,097	3,986,929
Changes in inventories due to business combinations (*)	(3,584)	50,329
Plus: Charges of the period
Raw materials, energy, consumables and other	2,512,092	2,814,218
Services and fees	245,658	221,133
Labor cost	760,512	689,318
Depreciation of property, plant and equipment	237,633	199,826
Amortization of intangible assets	5,753	5,918
Depreciation of right-of-use assets	15,521	14,534
Maintenance expenses	214,317	198,502
Allowance for obsolescence	13,520	(4,780)
Taxes	74,209	167,236
Other	115,561	116,144
	4,191,192	4,472,378
Less: Inventories at the end of the period	(3,834,623)	(3,884,364)
	4,277,666	4,574,943

(*) For the six-month period ended June, 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the six-month period ended June, 30, 2023, related to GPC acquisition.

31

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

5	Selling, general and administrative expenses

	Six-month period ended June 30,
	2024	2023
	(Unaudited)
Services and fees	91,329	82,713
Labor cost	363,074	313,367
Depreciation of property, plant and equipment	12,199	10,265
Amortization of intangible assets	23,529	15,987
Depreciation of right-of-use assets	19,316	9,504
Freights and other selling expenses	335,958	391,682
Provisions for contingencies	17,965	37,620
Allowances for doubtful accounts	(1,061)	3,456
Taxes	82,055	96,188
Other	60,456	55,301
	1,004,820	1,016,083

6	Other operating income (expense), net

	Six-month period ended June 30,
	2024	2023
	(Unaudited)
Other operating income
Results from sundry assets	5,600	7,040
Net rents	2,341	2,580
Bargain purchase gain	2,211	-
Other income	15,333	2,736
	25,485	12,356
Other operating expenses
Contributions to welfare projects and non-profits organizations	(11,677)	(7,604)
Allowance for doubtful receivables	(560)	(276)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas. See note 18 (i).	(170,610)	-
	(182,847)	(7,880)
Total	(157,362)	4,476

Bargain purchase gain: Related to Mattr’s pipe coating business unit acquisition. For more information see note 23.

7	Financial results

	Six-month period ended June 30,
	2024	2023
	(Unaudited)
Interest Income	123,181	89,430
Net result on changes in FV of financial assets at FVTPL	1,992	4,323
Finance Income	125,173	93,753
Finance Cost	(36,305)	(67,924)
Net foreign exchange transactions results	22,709	40,655
Net foreign exchange derivatives contracts results	(4,131)	(5,948)
Other	(75,025)	(156)
Other Financial results, net	(56,447)	34,551
Net Financial results	32,421	60,380

Finance Income: For the six-month period ended June, 30, 2024 includes $26.5 million of interest related to instruments carried at FVTPL and includes $37.8 million of interest related to instruments carried at FVTOCI.

Other: Mainly related to the change in the fair value of U.S. dollar denominated Argentine bonds. For more information see note 20.

32

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

8	Equity in (losses) earnings of non-consolidated companies

	Six-month period ended June 30,
	2024	2023
	(Unaudited)
From non-consolidated companies	(34,340)	132,936
Remeasurement of previously held interest	-	4,505
Bargain purchase gain	-	11,486
	(34,340)	148,927

From non-consolidated companies: For the six-month period ended June 30, 2024, includes a loss of $82.6 million related to a provision for the ongoing litigation related to the acquisition of participation in Usiminas.

Remeasurement of previously held interest and Bargain purchase gain: For the six-month period ended June 30, 2023, related to GPC acquisition.

9	Income tax

	Six-month period ended June 30,
	2024	2023
	(Unaudited)
Current tax	(389,392)	(479,455)
Deferred tax	166,389	(94,149)
Tax charge	(223,003)	(573,604)

The group is within the scope of the OECD Pillar Two model rules. Pillar Two legislation was enacted in Luxembourg, the jurisdiction in which the Company is incorporated, and came into effect from January 1, 2024. The group applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023. In the six-month period ended June, 30, 2024, Tenaris recognized an estimated current tax expense related to Pillar Two, amounting to $34.7 million.

10	Dividend distribution

On April 30, 2024, the Company’s shareholders approved an annual dividend in the amount of $0.60 per outstanding share ($1.20 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 22, 2023, in the amount of $0.20 per outstanding share ($0.40 per ADS). The balance, amounting to $0.40 per outstanding share ($0.80 per ADS), was paid on May 22, 2024, for an amount of approximately $459 million. In the aggregate, the interim dividend paid in November 2023 and the balance paid in May 2024 amounted to approximately $694 million.

On May 3, 2023, the Company’s shareholders approved an annual dividend in the amount of $0.51 per share ($1.02 per ADS). The amount approved by the shareholders included the interim dividend previously paid on November 23, 2022, in the amount of $0.17 per share ($0.34 per ADS). The balance, amounting to $0.34 per share ($0.68 per ADS), was paid on May 24, 2023, for an amount of approximately $401 million. In the aggregate, the interim dividend paid in November 2022 and the balance paid in May 2023 amounted to approximately $602 million.

33

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

11	Property, plant and equipment, net

	2024	2023
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	6,078,179	5,556,263
Currency translation adjustment	(17,787)	8,359
Changes due to business combinations (*)	(10,463)	172,689
Additions	305,312	261,283
Disposals / Consumptions	(8,926)	(7,017)
Transfers / Reclassifications	(4,129)	(2,349)
Depreciation charge	(249,832)	(210,091)
At June 30,	6,092,354	5,779,137

(*) For the six-month period ended June, 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the six-month period ended June, 30, 2023, related to GPC acquisition.

See note 19 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary Saudi Steel Pipe Company (“SSPC”), in which Tenaris holds a 47.79% interest.

12	Intangible assets, net

	2024	2023
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,377,110	1,332,508
Currency translation adjustment	(142)	66
Changes due to business combinations (*)	(28,212)	52
Additions	28,103	20,966
Transfers / Reclassifications	4,129	2,349
Amortization charge	(29,282)	(21,905)
At June 30,	1,351,706	1,334,036

(*) For the six-month period ended June, 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the six-month period ended June, 30, 2023, related to GPC acquisition.

13	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2024	2023
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	132,138	111,741
Currency translation adjustment	(247)	103
Increase due to business combinations (*)	-	1,451
Additions	59,124	28,240
Disposals / Consumptions	(1,094)	(1,947)
Depreciation charge	(34,837)	(24,038)
At June 30,	155,084	115,550

(*) For the six-month period ended June, 30, 2023, related to GPC acquisition.

34

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

Right-of-use assets, net by underlying category

	At June 30,	At December 31,
	2024	2023
	(Unaudited)
Land and Civil Buildings	34,040	38,492
Industrial Buildings, Plant and Production Equipment	96,120	72,813
Vehicles, furniture and fixtures	21,952	17,988
Others	2,972	2,845
	155,084	132,138

Depreciation of right-of-use assets was mainly included in the Tubes segment.

Lease liabilities evolution

	2024	2023
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	134,432	112,177
Translation differences	(2,399)	1,692
Changes due to business combinations (*)	(37)	1,361
Additions	58,811	28,220
Cancellations	(1,618)	(2,075)
Repayments of lease liabilities including interests	(35,725)	(25,195)
Interest accrued	2,889	1,858
At June 30,	156,353	118,038

(*) For the six-month period ended June, 30, 2024, related to the adjustments resulting from the purchase price allocation of Mattr’s pipe coating business unit acquisition. For more information see note 23.

For the six-month period ended June, 30, 2023, related to GPC acquisition.

As of June 30, 2024, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 30%, 46% and 24%, respectively.

As of June 30, 2023, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 26%, 40% and 34%, respectively.

14	Cash and cash equivalents and other investments

	At June 30,	At December 31,
	2024	2023
Cash and cash equivalents	(Unaudited)
Cash at banks	550,830	370,487
Liquidity funds	245,097	223,424
Short-term investments	54,309	1,043,910
	850,236	1,637,821

Other investments - current
Bonds and other fixed income	1,004,080	834,281
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,121,789	896,166
Fund investments	326,506	239,184
	2,452,375	1,969,631
Other investments - non-current
Bonds and other fixed income	1,100,834	398,220
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	20,000	-
Others	7,133	7,411
	1,127,967	405,631

35

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

15	Derivative financial instruments

	At June 30,	At December 31,
	2024	2023
	(Unaudited)
Other derivatives	4,989	9,801
Contracts with positive fair values	4,989	9,801

Other derivatives	5,776	11,150
Contracts with negative fair values	5,776	11,150

Other derivatives include contracts which are designated to hedge positions other than borrowings and investments.

16	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of June 30, 2024 and December 31, 2023.

	Carrying	Measurement Categories		At Fair Value
June 30, 2024 - (Unaudited)	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	850,236	605,139	245,097	245,097	-	-
Other investments	2,452,375	1,121,789	1,330,586	1,330,586	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	1,121,789	1,121,789	-	-	-	-
U.S. Sovereign Bills	74,673	74,673	-	-	-	-
Certificates of Deposits	558,532	558,532	-	-	-	-
Commercial Papers	284,365	284,365	-	-	-	-
Other notes	204,219	204,219	-	-	-	-
Bonds and other fixed income	1,004,080	-	1,004,080	1,004,080	-	-
U.S. government securities	439,422	-	439,422	439,422	-	-
Non - U.S. government securities	31,020	-	31,020	31,020	-	-
Corporates securities	533,638	-	533,638	533,638	-	-
Mutual Fund	326,506	-	326,506	326,506	-	-
Derivative financial instruments	4,989	-	4,989	-	4,989	-
Other Investments Non-current	1,127,967	20,000	1,107,967	1,100,834	-	7,133
Bonds and other fixed income	1,100,834	-	1,100,834	1,100,834	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	20,000	20,000	-	-	-	-
Other investments	7,133	-	7,133	-	-	7,133
Trade receivables	2,185,425	2,185,425	-	-	-	-
Receivables C and NC	425,326	151,383	-	-	-	-
Other receivables	151,383	151,383	-	-	-	-
Other receivables (non-financial)	273,943	-	-	-	-	-
Total		4,083,736	2,688,639	2,676,517	4,989	7,133
Liabilities
Borrowings C and NC	580,903	580,903	-	-	-	-
Trade payables	1,020,453	1,020,453	-	-	-	-
Other liabilities C and NC (*)	941,750	35,875	159,499	-	-	159,499
Other liabilities	195,374	35,875	159,499	-	-	159,499
Other liabilities (non-financial)	746,376	-	-	-	-	-
Lease Liabilities C and NC	156,353	156,353	-	-	-	-
Derivative financial instruments	5,776	-	5,776	-	5,776	-
Total		1,793,584	165,275	-	5,776	159,499

(*) Includes liability related to share buyback program. See note 24 to these Consolidated Condensed Interim Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statement of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

36

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

	Carrying	Measurement Categories		At Fair Value
December 31, 2023	amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,637,821	1,414,397	223,424	223,424	-	-
Other investments	1,969,631	896,166	1,073,465	1,073,465	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	896,166	896,166	-	-	-	-
U.S. Sovereign Bills	282,225	282,225	-	-	-	-
Certificates of deposits	334,637	334,637	-	-	-	-
Commercial papers	196,708	196,708	-	-	-	-
Other notes	82,596	82,596	-	-	-	-
Bonds and other fixed income	834,281	-	834,281	834,281	-	-
U.S. government securities	126,399	-	126,399	126,399	-	-
Non-U.S. government securities	10,943	-	10,943	10,943	-	-
Corporates securities	696,939	-	696,939	696,939	-	-
Mutual Fund	239,184	-	239,184	239,184	-	-
Derivative financial instruments	9,801	-	9,801	-	9,801	-
Other Investments Non-current	405,631	-	405,631	398,220	-	7,411
Bonds and other fixed income	398,220	-	398,220	398,220	-	-
Other investments	7,411	-	7,411	-	-	7,411
Trade receivables	2,480,889	2,480,889	-	-	-	-
Receivables C and NC	414,778	93,144	-	-	-	-
Other receivables	93,144	93,144	-	-	-	-
Other receivables (non-financial)	321,634	-	-	-	-	-
Total		4,884,596	1,712,321	1,695,109	9,801	7,411
Liabilities
Borrowings C and NC	583,437	583,437	-	-	-	-
Trade payables	1,107,567	1,107,567	-	-	-	-
Other liabilities C and NC (*)	693,913	-	86,240	-	-	86,240
Other liabilities	86,240	-	86,240	-	-	86,240
Other liabilities (non-financial)	607,673	-	-	-	-	-
Lease Liabilities C and NC	134,433	134,433	-	-	-	-
Derivative financial instruments	11,150	-	11,150	-	11,150	-
Total		1,825,437	97,390	-	11,150	86,240

(*) Includes liability related to share buyback program. See note 24 to these Consolidated Condensed Interim Financial Statements.

Certain non-financial assets and liabilities were included in the above table to allow reconciliation with the Statement of Financial Position.

Due to their short time nature, the carrying amounts of trade receivables, trade payables, other financial receivables, other financial liabilities and other investments are considered to be similar to their fair values.

There were no transfers between levels during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

37

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances in this level include a liability related to the shares to be settled under the share buyback program. For more information see note 24.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short-term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 99.1% of its carrying amount including interests accrued as of June 30, 2024 as compared with 99.8% as of December 31, 2023. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

17	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 14 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2023.

	Six-month period ended June 30,
	2024	2023
	(Unaudited)
At the beginning of the period	1,608,804	1,540,646
Translation differences	(27,674)	15,539
Equity in (losses)/ earnings of non-consolidated companies	(34,340)	132,936
Dividends and distributions received (*)	(50,537)	(41,348)
Decrease due to step-acquisition (**)	-	(23,453)
Increase / (decrease) in equity reserves and others	41,477	(20,711)
At the end of the period	1,537,730	1,603,609

(*) During the six-month period ended June 30, 2024 and 2023 $53.1 million and $43.5 million were respectively collected. These dividends are derived from our investments in Ternium and Usiminas.

(**) Related to GPC acquisition.

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

As of June 30, 2024, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $37.55 per ADS, giving Tenaris’s ownership stake a market value of approximately $862.6 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Condensed Interim Financial Statements, was approximately $1,367.9 million.

The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2024, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

b)	Usiminas

Usiminas is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

As of June 30, 2024, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL7.63 ($1.37) and BRL7.91 ($1.42), respectively, giving Tenaris’s ownership stake a market value of approximately $67.0 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $ 110.6 million.

38

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of June 30, 2024, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 MW. As of June 30, 2024, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Internacional S.L. (a wholly-owned subsidiary of San Faustin S.A. (“San Faustin”), the controlling shareholder of both Tenaris and Ternium), beneficially owned 48% and 30%, respectively. As of June, 30, 2024, the carrying value of Tenaris’s ownership stake in Techgen was approximately $56.8 million.

Techgen entered into certain transportation capacity agreements and an agreement for the purchase of clean energy certificates. As of June 30, 2024, Tenaris’s exposure under these agreements amounted to $37.8 million and $16.7 million, respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of June 30, 2024, the aggregate outstanding principal amount under these subordinated loans was $293.7 million, of which $64.6 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is non-recourse on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of June 30, 2024, amounted to $10.9 million.

18	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management, with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

39

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”), and various entities affiliated with CSN against the Company’s Brazilian subsidiary Confab and three subsidiaries of Ternium, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleged that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and sought an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group. Confab’s share in the offer would be 17.9%.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice (“SCJ”) seeking the review and reversal of the decision issued by the Court of Appeals. On September 10, 2019, the SCJ declared CSN’s appeal admissible. On March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal. CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote.

On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Confab and the three subsidiaries of Ternium should pay CSN an indemnification in connection with the acquisition by the T/T Group of a participation in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns. Depending on how the indemnification is calculated by other courts, and assuming monetary adjustment and interest through June 30, 2024, the potential aggregate indemnification payable by Confab could reach up to BRL948.4 million (approximately $170.6 million at the BRL/$ rate as of such date).

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above. The Company also believes that the June 18, 2024 SCJ decision on CSN’s motion for clarification is contrary to applicable substantive and procedural law and Confab will file all available motions and appeals against the SCJ decision.

Notwithstanding the foregoing, in light of the recent SCJ decision, the Company cannot predict the ultimate resolution on the matter.

40

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL105.2 million (approximately $18.9 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL90.2 million (approximately $16.2 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. The parties are currently waiting for the trial of the appeal to be scheduled. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Petrobras-related proceedings and claims

Upon learning that Brazilian, Italian and Swiss authorities were investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

41

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On October 7, 2022, the public prosecutor filed an appeal against the first-instance court’s decision. On February 22, 2024, the court of appeals referred the case to the court of cassation, which, on May 23, 2024, confirmed the decision of the first-instance court and closed the case.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. These criminal proceedings are underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for damages against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of June 30, 2024, the aggregate amount of these claims was estimated at BRL322.2 million (or approximately $58.0 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

In late March 2024, the Company became aware of a resolution of Brazil’s General Controllers Office (“CGU”), which opened administrative responsibility proceedings against Confab and other non-Tenaris affiliates and formed an investigative commission charged with investigating purported irregularities referred to in certain 2019 administrative proceedings; the commission is required to complete its investigation within 180 days. Confab has not been served notice of either CGU’s March 2024 resolution or the 2019 administrative proceedings and, as a result, the Company cannot express a view on such administrative proceedings.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision. Special appeals were filed by Confab in July 2023 and by the Brazilian General Tax Attorney in September 2023. The parties are currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL61.3 million (approximately $11.0 million). At this stage, the Company cannot predict the outcome of this claim.

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT appealed this judgment, and Global Tubing appealed a previous ruling of the judge. Global Tubing also filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

42

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of June 30, 2024, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $33.7 million.

▪	A Mexican subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Mexican Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective in April 2021, with an original duration of 3 years. In September 2023, the parties agreed to extend its term until December 31, 2024. As of June 30, 2024, the estimated aggregate contract amount calculated at current prices, was approximately $40.4 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there would be no minimum yearly purchase requirement for the OCTG product category for the year ended December 31, 2022, and there would be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ended December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products were made during the six-month period ended on June 30 , 2023 and 2024. The parties are expected to agree on the termination of the MDA.

▪	A Brazilian subsidiary of the Company entered into a contract with Usiminas and Gerdau from which it committed to purchase steel coils for a remaining amount of approximately $40.5 million to use for manufacturing welded pipes for the Raia fields project in Brazil.

▪	A subsidiary of the Company entered into a contract with the supplier JFE Steel Corporation for the purchase of tubular material, including 13 chrome alloy products. Such contract foresees a penalty for a maximum amount of $28.5 million in case of early termination.

▪	Certain subsidiaries of the Company entered into agreements with Vestas Group for the supply of materials and services related to the construction of a wind farm in Argentina. As of June 30, 2024, the amount related to this commitment was $96.3 million.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 17 (c) and (ii) issued performance guarantees mainly related to long-term commercial contracts with several customers for approximately $3.9 billion as of June 30, 2024.

43

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

(iii)	Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

On April 30, 2024, the extraordinary general meeting of shareholders approved the cancelation of 17,779,302 ordinary shares held in treasury by the Company and the corresponding reduction of the issued share capital of the Company and, accordingly, the legal reserve was proportionally reduced. As of June 30, 2024, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

19	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

20	Foreign exchange control measures in Argentina

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Although after a new administration took office in Argentina in December 2023 certain restrictions were eased and other changes to such regulations are expected, at the date of these Consolidated Condensed Interim Financial Statements the application of existing foreign exchange regulations remains uncertain, and the scope and timing of upcoming changes remain unknown. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within five business days of collection. As from December 13, 2023, up to 20% of export proceeds can be sold for Argentine pesos through securities transactions resulting in a higher implicit exchange rate, as described further below. This percentage has changed during 2023, has remained stable during the six-month period ended June, 30, 2024 but it is unclear if it will be modified in the short term.

▪	Access to the MULC to pay for imports of services rendered by related and non-related parties (including royalties) on or before December 12, 2023, is subject to Argentine Central Bank approval. Currently, these approvals are rarely, if ever, granted. Access to the MULC to pay for imports of services that were rendered or accrued as from December 13, 2023, does not require government approval, but payment is deferred 30 calendar days as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or 180 calendar days (if rendered by a related party). Effective first week of July, 2024, Argentine companies started making payments of services (including royalties) to related parties through the MULC as previously expected.

44

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	Access to the MULC to pay for imports of goods is subject to several restrictions. For example, advance payments or at sight cannot be made. In addition:

-	Access to the MULC to pay for imports of goods that obtained customs clearance on or before December 12, 2023, requires the prior Argentine Central Bank approval. During 2024, the Argentine Central Bank issued newly created Bonds (“BOPREALs”), maturing in 2025, 2026 and 2027 with different amortization schedules (and underlying conditions) that can only be purchased in Argentine Pesos in primary offerings by debtors of any such import debts; such bonds can then be sold for a price payable in foreign currency that can be subsequently used to pay suppliers without subjecting the importer to any restriction to enter into any other foreign exchange transaction in the MULC. In addition, from April 1, 2024 any such importer who purchased BOPREALs in primary offerings may enter into the securities transactions described below to obtain foreign currency (for an amount that does not exceed the difference in USD between the nominal value of the bonds and their market prices) and use such foreign currency to pay the above-mentioned import debts, without subjecting the importer to any restriction to enter into any other foreign exchange transaction in the MULC. This mechanism enabled Argentine companies to clear the existing stock of debts for imports as of December 12, 2023.

-	Access to the MULC to pay for imports that have obtained customs clearance as from December 13, 2023, does not require government approval but, requires that the price is paid in four equal instalments. During July, 2024, the Argentine Central Bank improved the payment conditions by decreasing to two equal instalments.

▪	Access to the MULC to make dividend payments requires prior Argentine Central Bank approval. When required, Argentine Central Bank approvals are rarely, if ever, granted. In May 2024 the Argentine Central Bank issued a new series of BOPREALs maturing in 2026 and amortizing in three equal quarterly installments starting in November 2025, that could be subscribed in Argentine Pesos during the primary offering and be used to pay dividends to foreign shareholders. Such subscription, though, was subject to a 17.5% tax (“Impuesto PAIS”) plus a market price differential that increased the implicit exchange rate of this transaction, making it less attractive.

The above-described measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina through the MULC at the official exchange rate.

Access to foreign currency and transfers out of Argentina can be achieved, however, through securities transactions involving bonds or shares with multiple listings, resulting in a different implicit exchange rate, generally higher than the official exchange rate. Such transactions are subject to certain restrictions and limits, which change from time to time, and often result in a financial loss being generated at the time of making any such transaction. For example, the Argentine Securities Commission imposed several additional restrictions on such securities transactions, including a requirement to give prior notice to the Argentine government of any proposed transfer of securities outside of Argentina and a limitation on the amount of any such transfers. It is still unclear if or when the new Argentine Securities Commission’s authorities will eliminate or loosen the remaining restrictions.

The exchange rate of the Argentine peso against the U.S. dollar devaluated by more than 100% upon the change of government in December 2023. Since then, the new Administration maintains a “crawling peg” policy by devaluating the Argentine currency at a rate of approximately 2% per month. The extent and rate of the crawling peg remains unclear. Tenaris’s financial position in Argentine pesos as of June 30, 2024, amounted to a net short exposure of approximately $12.0 million. In the event of an additional devaluation, our Argentine subsidiaries, which hold U.S. dollar-denominated Argentine bonds for an aggregated value of $382.6 million, may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

As of June 30, 2024, the total equity of Argentine subsidiaries represented approximately 11% of Tenaris’s total equity and the sales made by Argentine subsidiaries during the period ended June 30, 2024, amounted approximately to 20% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of June 30, 2024, are valued at the prevailing official exchange rate.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. These Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

45

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

21	Cash flow disclosures

		Six-month period ended June 30,
		2024	2023
(i)	Changes in working capital (*)
	Inventories	69,939	159,765
	Receivables and prepayments and current tax assets	12,341	(39,908)
	Trade receivables	282,130	(65,667)
	Other liabilities	(26,893)	139,350
	Customer advances	19,799	(171,467)
	Trade payables	(81,798)	(188,835)
		275,518	(166,762)
(ii)	Income tax accruals less payments
	Tax accrued	223,003	573,604
	Taxes paid	(336,565)	(516,430)
		(113,562)	57,174
(iii)	Interest accruals less payments, net
	Interest accrued, net	(88,868)	(25,829)
	Interest received	120,079	64,848
	Interest paid	(33,846)	(60,959)
		(2,635)	(21,940)

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar.

22	Related party transactions

As of June 30, 2024:

▪	San Faustin S.A., a Luxembourg société anonyme, owned 713,605,187 shares in the Company, representing 61.37% of the Company’s share capital and 63.77% of the voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.07% of the Company’s outstanding shares.

Transactions and balances disclosed as with “associated companies” are those with companies over which Tenaris exerts significant influence in accordance with IFRS, but does not have control. Transactions and balances disclosed as with “joint ventures” are those with companies over which Tenaris exerts joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

46

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

The following transactions were carried out with related parties:

		Six-month period ended June 30,
		2024	2023
(i)	Transactions	(Unaudited)
	(a) Sales of goods, services and other transactions
	Sales of goods to associated companies	27,303	23,294
	Sales of goods to other related parties	45,840	65,828
	Sales of services and others to associated companies	495	803
	Sales of services and others to joint ventures	70	65
	Sales of services and others to other related parties	71,719	73,050
		145,427	163,040
	(b) Purchases of goods, services and other transactions
	Purchases of goods to associated companies	87,706	217,094
	Purchases of goods to joint ventures	(303)	37,038
	Purchases of goods to other related parties	38,616	25,274
	Purchases of services and others to associated companies	9,000	5,348
	Purchases of services and others to other related parties	17,736	42,423
		152,755	327,177
	(c) Financial Results
	Income from joint ventures	3,094	2,844
		3,094	2,844
	(d) Dividends
	Dividends received from associated companies	50,537	41,348
	Dividends distributed to Techint Holdings S.àr.l.	285,469	242,626

		At June 30,	At December 31,
		2024	2023
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services and other transactions
	Receivables from associated companies	5,097	7,589
	Receivables from joint ventures	67,829	63,374
	Receivables from other related parties	31,450	62,986
	Payables to associated companies	(33,367)	(21,012)
	Payables to joint ventures	-	(28,361)
	Payables to other related parties	(9,548)	(11,488)
		61,461	73,088
	(b) Financial debt
	Lease liabilities from associated companies	(1,273)	(1,459)
	Lease liabilities from other related parties	(338)	(375)
		(1,611)	(1,834)

In addition to the tables above, the Company issued various guarantees in favor of Techgen; for further details, see note 17 (c) and note 18 (ii). No other material guarantees were issued in favor of other related parties.

47

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

23	Business Combinations

Acquisition of the Pipe Coating Business Unit of Mattr

▪	Acquisition and price determination

On November 30, 2023, Tenaris completed the acquisition of Mattr’s pipe coating business unit and other specific assets for $182.6 million paid in cash. Under the purchase contract, the acquisition price was paid based on an estimated closing statement and the final price was subject to a true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date. After engaging in discussions and negotiations on the price adjustment amount, the parties reached an agreement in principle, subject to documentation, that the aggregate shortfall payment payable by Mattr to Tenaris would amount to $32.3 million, out of which a net amount of $25.9 million has already been collected. If the agreement is finalized, the final purchase price would amount to $150.2 million.

The business acquired includes nine plants located in Canada, Mexico, Norway, Indonesia, the UAE and the U.S., and several mobile concrete plants. The business also includes world-class R&D facilities in Toronto and Norway and a wide IP/product portfolio.

The Company consolidated the balances and results of operations of the acquired business as from November 30, 2023.

The acquired business contributed revenues of $297.9 million, assigned to Others segment, and represented a minor contribution to Tenaris’s results for the period starting November 30, 2023 and ending June 30, 2024.

▪	Fair value of net assets acquired

The application of the acquisition method requires certain estimates and assumptions, mainly concerning the determination of the fair values of the acquired intangible assets, property, plant and equipment as well as the liabilities assumed at the date of the acquisition, including the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates and the discount rate. The fair values determined at the acquisition date are based on discounted cash flows and other valuation techniques.

The purchase price allocation was carried out with the assistance of a third-party expert. Following IFRS 3, during the period ended June 30, 2024, the Company continued reviewing the allocation and, based on new information related to events or circumstances existing at the acquisition date, made certain adjustments over the value of the identifiable assets acquired such as property, plant and equipment, intangible assets, working capital and other assets and liabilities.

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities as of acquisition date (November 30, 2023):	$ million
Property, plant and equipment	115
Intangible assets	14
Working capital	(2)
Cash and cash equivalents	20
Provisions	(7)
Other assets and liabilities, net	11
Net assets acquired	152

The fair value of the net assets and liabilities acquired shown above amounted to approximately $152.5 million. As a result of the acquisition, Tenaris recognized a bargain purchase gain for approximately $2.2 million, recorded in Other operating income.

Acquisition-related costs for the year ended December 31, 2023, amounted to $1.1 million and were included in general and administrative expenses.

Acquisition-related costs for the six-month period ended June 30, 2024, amounted to $1.0 million and were included in general and administrative expenses.

48

Consolidated Condensed Interim Financial Statements For the six-month period ended June 30, 2024 - all amounts in thousands of U.S. dollars, unless otherwise stated

24	Share Buyback Program

On November 1, 2023, the Company’s board of directors approved a share buyback program of up to $1.2 billion (which, at the closing price of November 1, 2023 on the Milan Stock Exchange, represented approximately 75.4 million shares, or 6.4% of the outstanding shares), to be executed within a year, with the intention to cancel the ordinary shares acquired through the program.

The buyback program is being carried out under the authority granted by the annual general meeting of shareholders held on June 2, 2020, which may be renewed or extended, up to a maximum of 10% of the Company’s shares. The buybacks may be ceased, paused and continued at any time, subject to compliance with applicable laws and regulations.

The program is divided into tranches. For purposes of carrying out each tranche of the buyback program, Tenaris entered into non-discretionary buyback agreements with primary financial institutions that make trading decisions concerning the timing of the purchases of Tenaris’s ordinary shares independently of and uninfluenced by Tenaris and must act in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052. Under the buyback agreement, purchases of shares may continue during any blackout periods.

During the six- month period ended June 30, 2024 the Company purchased 48,873,790 shares, for a value of $830.8 million. During the year ended December 31, 2023, the Company purchased 12,648,091 shares, for a value of $213.7 million.

The first, second and third tranches of the share buyback program were completed on January 12, April 29, and June 13, 2024, respectively. On June 17, 2024, the fourth tranche started and is expected to end no later than October 31, 2024.

On April 30, 2024, the extraordinary shareholders meeting approved the cancellation of 17,779,302 ordinary shares held in treasury by the Company, which had been acquired throughout the first tranche of its share buyback program, and resolved to approve the corresponding reduction of the issued share capital of the Company and the amendment of the first paragraph of article 5 of the Company’s articles of association. As a result, effective April 30, 2024, the share capital of the Company was reduced from $1,180,536,830 (represented by 1,180,536,830 shares with a par value of $1 per share) to $1,162,757,528 (represented by 1,162,757,528 shares with a par value of $1 per share).

As of June 30, 2024, the Company held a liability in connection to the shares to be settled under the fourth tranche of the buyback program that amounted to $186.9 million, out of which $159.5 million were valued at fair value.

As of December 31, 2023, the Company held a liability in connection to the shares to be settled under the first tranche of the buyback program that amounted to $86.2 million, valued at fair value.

Further information on the buyback transactions is available on Tenaris’s corporate website under the Share Buyback Program Section.

Alicia Móndolo Chief Financial Officer

49

Half-year report 2024 - Interim management report

EXHIBIT I – ALTERNATIVE PERFORMANCE MEASURES

EBITDA, Earnings before interest, tax, depreciation and amortization

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charge +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charge/(reversal)

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2024	2023
Income for the period	1,098,451	2,265,247
Income tax	223,003	573,604
Equity in (losses) earnings of non-consolidated companies	34,340	(148,927)
Financial Results	(32,421)	(60,380)
Depreciation and amortization	313,951	256,034
EBITDA	1,637,324	2,885,578

Net cash / (debt) position

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) +/- Derivatives hedging borrowings and investments – Borrowings (Current and Non-Current).

Net cash is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At June 30,
	2024	2023
Cash and cash equivalents	850,236	755,305
Other current investments	2,452,375	1,849,978
Non-current investments	1,120,834	367,105
Derivatives hedging borrowings and investments	-	7,901
Current borrowings	(559,517)	(642,294)
Non-current borrowings	(21,386)	(50,997)
Net cash / (debt)	3,842,542	2,286,998

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Half-year report 2024 - Interim management report

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities – Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure. Net cash provided by operating activities for the six-month period ended June 30, 2024 amounted to $1,822.2 million.

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2024	2023
Net cash provided by operating activities	1,822,178	2,262,404
Capital expenditures	(333,415)	(282,249)
Free Cash Flow	1,488,763	1,980,155

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